UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
IXIA

(Name of Issuer)
Common Stock

(Title of Class of Securities)
45071R109

(CUSIP Number)
Katelia Capital Group Ltd.
Trident Chambers
P.O. Box 146, Road Town
Tortola, British Virgin Islands
1-284-494-2434

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 7, 2011

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Katelia Capital Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) The Katelia Trust, (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS The Katelia Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust, and (iii) Laurent Asscher

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14	TYPE OF REPORTING PERSON

OO

1	NAMES OF REPORTING PERSONS Butterfield Trust (Switzerland) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust, and (iii) Laurent Asscher

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,108,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Laurent Asscher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		20,667 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,108,000 shares, the voting power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,667 shares

WITH	10	SHARED DISPOSITIVE POWER

13,108,000 shares, the dispositive power of which is shared with (i) Katelia Capital Group Ltd., (ii) The Katelia Trust and (iii) Butterfield Trust (Switzerland) Limited, as Trustees of The Katelia Trust

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,128,667 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14	TYPE OF REPORTING PERSON

IN

Explanatory Note
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd. (“Katelia Capital”), The Katelia Trust (the “Trust”), Butterfield Trust (Switzerland) Limited (the “Trustee”) and Laurent Asscher (“L. Asscher”) (the “Initial Schedule 13D”) (Katelia Capital, the Trust, the Trustee and L. Asscher collectively referred to hereinafter as the “Reporting Persons”). Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported in the Initial Schedule 13D.

Item 1.	Security and Issuer.
     This Amendment relates to the Common Stock, without par value (“Common Stock”), of Ixia, a California corporation (“Ixia” or the “Company”). The address of the Company’s principal executive offices is 26601 W. Agoura Road, Calabasas, California 91302.

Item 2.	Identity and Background.
     The information set forth in Item 2 of the Initial Schedule 13D is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.
     The information set forth in Item 3 of the Initial Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.
     The information set forth in Item 6 of this Amendment and Item 4 of the Initial Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
     The following information with respect to the ownership of Ixia’s Common Stock by each of the Reporting Persons is provided as of April 7, 2011. The percentages used in this Amendment are calculated based upon the number of outstanding shares of Common Stock as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2010.
     (a) 1. Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.
     With respect to the aggregate number of shares beneficially owned by L. Asscher, such number consists of (i) 19,667 shares owned directly by L. Asscher and (ii) 1,000 shares subject to Restricted Stock Units held by L. Asscher which will vest (and shares will be issued) within 60 days after April 7, 2011.
     2. Percentage: See Row 13 of cover page for each Reporting Person.
     (b) 1. Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.
     2. Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.
     3. Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.
     4. Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.
     (c) None.
     (d) The information set forth in Item 6 of this Amendment is incorporated herein by reference.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Effective April 7, 2011, Katelia Capital pledged 2,000,000 shares of Ixia Common Stock to Merrill Lynch International Bank Limited (London Branch) (“Merrill Lynch”) as security for a credit facility provided by Merrill Lynch to Katelia Capital. Katelia Capital may also be required to pledge up to an additional 3,000,000 shares of Ixia Common Stock in the event of certain declines in the trading price of Ixia Common Stock.
     The information set forth in Item 5 of this Amendment and Item 6 of the Initial Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1.	Agreement to File Joint Statements on Schedule 13D (hereby incorporated by reference to Exhibit 99.1 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

2.	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited (hereby incorporated by reference to Exhibit 99.2 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

3.	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp. (hereby incorporated by reference to Exhibit 99.3 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: April 8, 2011 KATELIA CAPITAL GROUP LTD.
By:	Pendragon Management, Sole Director

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

By:	/s/ Annick Ducraux
	Print Name:	Annick Ducraux
	Title:	Authorized Signatory

THE KATELIA TRUST
By:	Butterfield Trust (Switzerland) Limited, as Trustees

By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

By:	/s/ Annick Ducraux
	Print Name:	Annick Ducraux
	Title:	Authorized Signatory

BUTTERFIELD TRUST (SWITZERLAND) LIMITED
By:	/s/ James Parker
	Print Name:	James Parker
	Title:	Authorized Signatory

By:	/s/ Annick Ducraux
	Print Name:	Annick Ducraux
	Title:	Authorized Signatory

/s/ Laurent Asscher
Laurent Asscher (signature)

EXHIBIT INDEX

Exhibit Number	Description

1.	Agreement to File Joint Statements on Schedule 13D (hereby incorporated by reference to Exhibit 99.1 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

2.	Transfer Agreement dated as of March 2, 2010 between Technology Capital Group S.A. and Katelia Capital Group Limited (hereby incorporated by reference to Exhibit 99.2 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).

3.	Share Purchase Agreement dated as of March 2, 2010 between Katelia Capital Group Ltd. and Swaylands Corp. (hereby incorporated by reference to Exhibit 99.3 to the initial Statement on Schedule 13D filed March 10, 2010 of Katelia Capital Group Ltd., The Katelia Trust, Butterfield Trust (Switzerland) Limited and Laurent Asscher).